September 22, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Canary HBAR ETF

File No. 333-283135

Dear Mr. Brunhofer, Mr. Telewicz, Ms. Paik and Ms. Berkheimer:

This letter responds to your comments regarding Amendment No. 1 to the registration statement filed on Form S-1 for Canary HBAR ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on February 21, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

To the extent that you intend to use a fact sheet, please provide the Staff with a copy for the Staff’s review.

Response to Comment 1

The Trust has no current intention to use a fact sheet. To the extent the Trust decides to use a fact sheet prior to the effectiveness of the Registration Statement, a copy of the fact sheet will be provided to the Staff under separate cover.

Comment 2 – General

Please disclose whether and to what extent the Trust has plans to stake its HBAR.

Response to Comment 2

The Trust has no current intention to stake it HBAR. The Registration Statement has been updated to disclose this fact.

Comment 3 – Table of Contents

Please revise the Table of Contents to include a specific reference to the Risk Factors section. Please refer to Item 502(a) of Regulation S-K. In addition, please revise to include a “Risk Factors” heading at the beginning of the Risk Factors section.

Response to Comment 3

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 4 – Prospectus Summary

Please revise your prospectus summary to disclose, if true, that:

●	The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of HBAR; and

●	The amount of HBAR represented by a Share will decline over time due to the transfer of the Trust’s HBAR to pay the Sponsor Fee and other liabilities, regardless of whether the trading prices of Shares rise or fall. In this regard, the Staff notes your disclosure on page 41 that the amount of HBAR represented by the Shares will decline over time.

Response to Comment 4

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 5 – Overview of the Trust

The Staff notes your disclosure that “Except in limited circumstances, Shareholders will have no voting rights under the Trust Agreement.” Please revise your disclosure to disclose the “limited circumstances” under which shareholders have voting rights under the Trust Agreement.

Response to Comment 5

The disclosure referenced in the comment has been replaced with the following:

Except for the limited circumstances where the Shareholders may vote on a replacement sponsor in the event of the Sponsor’s withdrawal, Shareholders will have no voting rights under the Trust Agreement.

Comment 6 – HBAR and the Hedera Network

The Staff notes your disclosure that the Hedera Network was built on the hashgraph distributed consensus algorithm, invented by Dr. Leemon Baird and subsequently patented by Swirlds, Inc. Please revise to disclose the connection between Dr. Leemon Baird and Swirlds, Inc. as well as the involvement of Mance Harmon.

Response to Comment 6

The disclosure referenced in the comments has been replaced with the following:

The Hedera Network is built on the hashgraph distributed consensus algorithm, invented by Dr. Leemon Baird and subsequently patented by Swirlds, Inc. in 2016. Dr. Baird co-founded both Swirlds and Hedera, and Mance Harmon, a co-founder and executive of Hedera, also co-founded Swirlds. Swirlds has granted to Hedera an exclusive, non-transferable, perpetual license to use the hashgraph technology solely for operating the Hedera Network. Because Dr. Baird and Mr. Harmon have affiliations with and may hold interests in both Hedera and Swirlds, their involvement could present potential conflicts of interest with respect to the license and other arrangements between Hedera and Swirlds.

Comment 7 – HBAR and the Hedera Network

Please revise to provide additional disclosure about the nature and number of decentralized applications developed on the network as well as active developers. To the extent there is a risk that the ecosystem will not attract more developers, users, and applications, please consider disclosing this risk and its impacts.

Response to Comment 7

The referenced disclosure has been revised in accordance with the Staff’s comment.

Comment 8 – Custody of the Trust’s Assets

The Staff notes your disclosure that the “Custodians provide insured safekeeping of digital assets.” Please revise your disclosure to clarify the extent to which the Custodians provide insurance. In this regard, the Staff notes that the insurance policies held by Coinbase Custodian and BitGo are shared among all their clients and are not specific to the Trust or to customers holding HBAR.

Response to Comment 8

The disclosure regarding each of BitGo and Coinbase has been revised to state that the insurance carried by the applicable Custodian is shared among all of Custodian’s customers and is not specific to the Trust or to customers holding HBAR with the Custodian and may not be available or sufficient to protect the Trust from all possible losses or sources of losses.

Comment 9 – Plan of Distribution

The Staff notes your disclosure here and similar disclosure on page 37 that the Trust will only facilitate the creation and redemption of shares in exchange for cash and that if the Trust were to create or redeem shares in exchange for HBAR, the Trust would first need to seek certain regulatory approvals. Please revise your disclosure as appropriate to reconcile these statements with your disclosure elsewhere that creation and redemption orders may be denominated and settled in an amount of HBAR or cash.

Response to Comment 9

As a result of the generic listing standards adopted by the Exchange, the Trust no longer will need to seek separate regulatory approval to facilitate the creation and redemption of Shares in king. Accordingly, the applicable disclosure has been revised throughout.

Comment 10 – HBAR, HBAR Markets and Regulation of HBAR – Hashgraph Distributed Consensus

Please expand your disclosure regarding the hashgraph distributed consensus algorithm, including by disclosing:

●	The number of consensus nodes in the Hedera Network;

●	That all consensus nodes are operated by the Hedera Council;

●	The rewards provided to each category of network participant for their contributions to or participation on the Hedera Network;

●	The fees involved in executing a transaction on the Hedera Network and how they are calculated; and

●	How staking works on the Hedera Network.

Response to Comment 10

The disclosure referenced by the Staff’s comment has been revised as follows:

Hashgraph Distributed Consensus

The Hedera Network is built on the hashgraph distributed consensus algorithm, invented by Dr. Leemon Baird and patented by Swirlds, Inc. in 2016. Swirlds has granted to Hedera an exclusive, non-transferable, perpetual license to use hashgraph technology for the sole purpose of operating the Hedera Network. The hashgraph data structure and consensus algorithm provide a novel platform for distributed consensus.

One central difference between hashgraphs and blockchains is how they add transactions to their respective distributed ledgers. On a blockchain, blocks of transactions are appended sequentially; simultaneous block production can cause temporary forks, after which the network converges on the longest chain. Hashgraph also batches transactions, but unlike many blockchains, all hashgraph “events” are incorporated into the ledger—none are discarded—forming a Directed Acyclic Graph (DAG). DAGs can reduce data size per transaction, lowering costs, increasing speed, and improving scalability.

To achieve consensus on transaction ordering, hashgraph computes a fair order in a decentralized environment, limiting the ability of individuals or small groups to manipulate ordering. It uses “gossip about gossip” and virtual voting: nodes randomly gossip the information they hold; each sync creates an “event” containing a timestamp, transactions, hashes of parent events, and a signature. Through virtual voting, nodes determine consensus timestamps and order without centralized leaders.

As of October 2024, the Hedera mainnet operates 30 consensus nodes, all of which are operated by members of the Hedera Governing Council or their designated affiliates. Community-run mirror nodes provide scalable, read-only access to network data but do not participate in consensus.

HBAR is the Hedera Network’s native cryptocurrency, used both to pay fees and to secure the network through stake-weighted consensus. Each transaction fee on the network is composed of three components that reflect measured resource usage: a node fee, which compensates the submitting (access) node for API handling and gossip; a network fee, which compensates consensus nodes for bandwidth, storage, and computation needed to reach consensus; and a service fee, which covers execution and storage for the specific service, such as crypto transfers, token operations, smart contracts, or Consensus Service messages. Fees are defined by a published schedule denominated in USD. The network estimates resource usage for the transaction type, prices those resources according to the schedule, sums the node, network, and service fees, and then converts the USD amount to HBAR at the current exchange rate at the time of submission. Certain entities, such as tokens, topics, files, and contracts, may also incur ongoing storage or auto-renewal fees based on bytes stored and the chosen renewal period. Typical simple transaction fees are fractions of a US cent, while creation or storage-heavy operations cost more. Fee schedules are subject to governance updates.

Rewards are provided to different categories of network participants. Consensus node operators, who are members of the Hedera Council, receive node fees for transactions they submit and a share of network fees as determined by governance. Their influence in virtual voting is proportional to their stake. Proxy stakers, meaning HBAR holders who stake to a node, receive staking rewards in HBAR from the network’s staking reward fund. These rewards are proportional to their stake weight on the chosen node and the node’s eligibility, subject to network parameters. There is no slashing. Mirror node operators, application developers, and end-users do not receive protocol-level rewards, though they may receive ecosystem grants or incentives outside the consensus protocol from time to time.

Any HBAR account may stake its balance to a consensus node (proxy stake). HBAR remains liquid, with no lock-up, bonding, or slashing. Stake weight contributes to the node’s consensus weight up to a configurable maximum stake cap per node. Rewards accrue by staking period, which is daily, and are calculated from a governance-controlled reward rate and the total stake distribution. Rewards are paid in HBAR and typically materialize to an account upon a balance change after the close of a staking period. Unstaking or changing a staked node takes effect at the next staking period boundary according to network rules.

Security and finality Gossip speed is independent of which node submitted a transaction and cannot be accelerated by paying higher fees. With no leaders in consensus, no small subset of nodes can unduly influence ordering, supporting asynchronous Byzantine Fault Tolerance (aBFT). Transactions propagate and reach final consensus in seconds. Applications may submit the same transaction to multiple nodes; only the first to reach consensus is accepted, and duplicates are ignored.

Comment 11 – HBAR, HBAR Markets and Regulation of HBAR – Hedera Governing Council

Please address the following regarding the Hedera Governing Council:

●	Please disclose the number of global organizations that make up the Hedera Council as well as the identities of the material global organizations that make up the Hedera Council. Please also disclose existing and potential conflicts of interest that could arise due to the identity of the members of the Hedera Council, and provide risk factor disclosure, to the extent appropriate.

●	Please expand your disclosure to provide additional detail about the governance mechanism of the Hedera Council, including a description of the board of directors, committees, and the officers of the organization, and provide more specific risk factor disclosure regarding the decision-making concentration on the Hedera Network.

●	The Staff notes your disclosure that Hedera Council membership does not confer any economic interest in Hedera. Please revise to clarify whether there are any economic incentives for Hedera Council membership, including the rewards from hosting and maintaining a node on the Hedera Network.

Response to Comment 11

The disclosure referenced by the Staff’s comment has been revised as follows:

Hedera Governing Council

The Hedera Network is governed by the Hedera Governing Council (“Hedera Council”), a rotating group of global organizations that span multiple industries and geographies. The Council consists of up to 39 members. As of September 2025, the Hedera Council is composed of 31 organizations. Material members include: Aberdeen, Australian Payments Plus, Arrow, Bitgo, Blockchain for Energy, Chainlink Labs, Dell, Deutsche Telkom, DLA Piper, Google, Hitachi, IBM, LG, Nomura, Nairobi Securities Exchange, Shinhan Bank, Standard Bank, and Ubisoft. The primary responsibilities of Hedera Council members are to: (i) participate in the governance of the Hedera Network; and (ii) host and maintain a node on the Hedera Network. Hedera Council members contribute their expertise and experience in deliberations and decision-making relating to software updates, Hedera Treasury management, network pricing, regulatory compliance, membership, and other key governance matters.

Each Hedera Council member holds an equal ownership interest in the Hedera Network and has equal voting rights on governance matters. The Hedera Council membership does not confer any economic interest in Hedera, such as rights to dividends or a share of profits. Other than Swirlds, Inc. (which has a permanent Hedera Council seat), each Hedera Council member is term-limited to two consecutive three-year terms, and members rotate on and off the Hedera Council.

The Hedera Council operates through a governance framework that includes a board (comprised of representatives of member organizations), standing and ad hoc committees (which may include, for example, technical, compliance, treasury/finance, and membership committees), and officers (such as a chair, vice chair, secretary, and treasurer) elected or appointed pursuant to the Council’s governing documents. Decisions on material matters—including network software updates, parameter changes (such as fees and pricing), treasury management, regulatory/compliance policies, membership, and budgeting—are adopted by Council vote in accordance with thresholds specified in its governing documents, which may include simple-majority or supermajority requirements depending on the subject matter. The Hedera Council also votes on proposals to upgrade the Hedera Network software and other features, although the source code and protocols for the Hedera Network are capable of being developed in an open- or closed-source environment for distributed applications.

There are no dividends, profit shares, or similar distributions tied to Council membership. Council members that host and maintain a node may receive HBAR-denominated rewards for node operation (including staking-related or node-service rewards), as well as reimbursement of certain approved operating expenses, in each case pursuant to Council-approved budgets, policies, and smart-contract or programmatic distributions.

Because Council membership consists of a limited number of organizations, decision-making authority is concentrated among that group. This concentration could reduce the influence of non-Council participants and result in decisions that do not align with the interests of all network users or HBAR holders. If a majority of Council members act in concert, they could exert significant control over the direction of the network.

Comment 12 – HBAR, HBAR Markets and Regulation of HBAR – Hedera’s “HBAR” Cryptocurrency

Please expand your disclosure regarding HBAR to address the vesting schedule of HBAR and the percentage allocation of HBAR among various parties or purposes in the Hedera Network.

Response to Comment 12

The disclosure referenced by the Staff’s comment has been revised as follows:

The allocation and vesting of HBAR are structured to support the long-term growth and security of the Hedera Network. A portion of the total supply, specifically 25.01%, is reserved for the Treasury, ecosystem growth, and network operations, and is released over multiple years according to the Hedera Treasury’s measured release schedule, subject to Council approval. SAFT purchasers receive 25.40% of the total supply, with their allocations subject to time-based vesting and lockups, and periodic unlocks over several years following Open Access; any unvested amounts remain locked. Founders, employees, advisors, and service providers are allocated 13.17% of the supply, which is subject to multi-year vesting and/or lockups with staged or linear releases, and unvested tokens remain restricted. Licensor, technology, and strategic partners, such as those involved in intellectual property and research and development, are allocated 7.77% and are generally subject to multi-year vesting with periodic unlocks. Additionally, 28.65% is allocated for ecosystem grants and strategic initiatives, which are released as milestones are met and typically include lockups or vesting to align incentives.

Comment 13 – Risk Factors

Please revise your Risk Factor disclosure to provide your internal policies and procedures for analyzing whether HBAR is offered and sold as a “security” within the meaning of Section 2(a)(1) of the Securities Act and disclose the risks of such internal policies and procedures, including that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.

Response to Comment 13

In accordance with the Staff’s comment, the following risk factor has been added:

A determination that HBAR or any other digital asset is offered or sold as a “security” may adversely affect the value of HBAR and the value of the Shares, and result in potentially extraordinary, nonrecurring expenses to, or termination of, the Trust.

Depending on its characteristics, a digital asset, including HBAR, may be considered a “security” under U.S. federal securities laws. The test for determining whether a particular digital asset is a “security” is complex and difficult to apply, and the outcome is difficult to predict. In June 2023, the SEC brought suit against two of the largest operators of digital asset trading platforms in Securities and Exchange Commission v. Binance Holdings Ltd., et al (the “Binance Complaint”) and Securities and Exchange Commission v. Coinbase, Inc., and Coinbase Global, Inc. (the “Coinbase Complaint”), alleging that Binance and Coinbase had solicited U.S. investors to buy, sell, and trade “crypto asset securities” through their unregistered trading platforms and operated unregistered securities exchanges, brokerages and clearing agencies. In addition, in November 2023, the SEC brought similar charges against Kraken (the “Kraken Complaint”), alleging that it operated as an unregistered securities exchange, brokerage and clearing agency.

On January 21, 2025, the SEC’s acting Chairman Mark T. Uyeda announced the creation of the “Crypto Task Force.” The Crypto Task Force was to be dedicated to developing a comprehensive and clear regulatory framework for digital assets and was to be led by Commissioner Hester Peirce. Subsequently, Commissioner Peirce announced a list of specific priorities to further that initiative, which included pursuing final rules related to a digital asset’s security status, a revised path to registered offerings and listings for digital asset-based investment vehicles, and clarity regarding digital asset custody, lending and staking. In February 2025, March 2025 and May 2025, Coinbase, Kraken and Binance, respectively, entered into a joint stipulation with the SEC to dismiss the SEC’s lawsuit against them with prejudice. The ultimate impact of these dismissals is yet unknown.

Whether a digital asset is a security under the U.S. federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”) and the Investment Company Act. Digital assets do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular digital asset is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the “Howey” and “Reves” tests, respectively. For many digital assets, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

If the Sponsor determines that HBAR is a security under the U.S. federal securities laws, whether that determination is initially made by the Sponsor itself, or because a federal court upholds an allegation that HBAR is a security, the Sponsor does not intend to permit the Trust to continue holding HBAR in a way that would violate the federal securities laws (and therefore would either dissolve the Trust or potentially seek to operate the Trust in a manner that complies with the federal securities laws, including the Investment Company Act). In determining whether HBAR is a security, the Sponsor does not engage in legal analysis on HBAR nor perform any analysis based upon any legal standard. Instead, the Sponsor reviews the following information to inform its determination: (1) public information to determine if the SEC, any other U.S. regulatory agency or any court has made any statements regarding HBAR, (2) public information regarding how digital asset markets view HBAR, including whether HBAR has been listed on reputable digital asset trading platforms that would have had access to a reasonable amount of information when making their determinations to list HBAR, (3) public information to undertake reasonable diligence into the structure and technology of HBAR, and (4) any other information gained from reputable sources that may impact the Sponsor’s view of HBAR, including a review of any websites associated with HBAR’s development. It is critical to note that such analysis are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.

Any enforcement action by the SEC or a state securities regulator asserting that HBAR is a security, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading price of HBAR, as well as the Shares. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Any assertion that a digital asset is a security by the SEC or another regulatory authority may have similar effects.

If HBAR is found by a court or other regulatory body to be a security, the Trust could be considered an unregistered “investment company” under the Investment Company Act, which could necessitate the Trust’s liquidation under the terms of the Trust Agreement. Furthermore, the Trust could be considered to be engaged in a distribution (i.e., a public offering) of unregistered securities in violation of Section 5 of the Securities Act, which could impose significant civil and criminal liability on the Trust. There is no guarantee that a court of regulatory body will agree with the Trust’s assessment of HBAR as a non-security.

Comment 14 – Risks Associated with Investing in the Trust

The Staff notes your disclosure on page 85 regarding the exclusive jurisdiction provision. Please add a risk factor regarding the exclusive forum provision, clearly describing any risks or other impacts on Shareholders and addressing any uncertainty about enforceability. Please also disclose that Shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment 14

In accordance with the Staff’s comment, the Registration Statement has been updated to include the following risk factor:

The exclusive jurisdiction for certain types of actions and proceedings and waiver of trial by jury clauses set forth in the Trust Agreement may have the effect of limiting a Shareholder’s rights to bring legal action against the Trust and could limit a purchaser’s ability to obtain a favorable judicial forum for disputes with the Trust.

The Trust Agreement provides that the courts of the state of Delaware and any federal courts located in Wilmington, Delaware will be the exclusive jurisdiction for any claims, suits, actions or proceedings, provided that causes of actions for violations of the Exchange Act or the Securities Act will not be governed by the exclusive jurisdiction provision of the Trust Agreement. By purchasing Shares in the Trust, Shareholders waive certain claims that the courts of the state of Delaware and any federal courts located in Wilmington, Delaware is an inconvenient venue or is otherwise inappropriate. As such, Shareholder could be required to litigate a matter relating to the Trust in a Delaware court, even if that court may otherwise be inconvenient for the Shareholder.

The Trust Agreement also waives the right to trial by jury in any such claim, suit, action or proceeding, provided that causes of actions for violations of the Exchange Act or the Securities Act will not be governed by the waiver of the right to trial by jury provision of the Trust Agreement. If a lawsuit is brought against the Trust, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action. By purchasing Shares in the Trust, Shareholders waive a right to a trial by jury which may limit a Shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Trust.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, there is uncertainty as to whether a court would enforce the exclusive forum jurisdiction for actions arising under the Securities Act or Exchange Act.

Comment 15 – Risks Associated with Investing in the Trust

Please address the risk that cash creations and redemptions may impact the efficiency of the arbitrage mechanism compared to in-kind creations and redemptions.

Response to Comment 15

In accordance with the Staff’s comment, the Registration Statement has been updated to include the following risk factor:

The use of cash creations and redemptions, to the extent used by Authorized Participants, may adversely affect the arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

To the extent Authorized Participants effectuate creations and redemptions for cash, there may be delays in trade execution due to potential operational issues arising from implementing a cash creation and redemption model, which involves more complex operational steps (and therefore execution risk) than in-kind creation and redemption models. Such delays could cause the execution price associated with such trades to materially deviate from the Index price used to determine the NAV. Even though the Authorized Participant is responsible for the dollar cost of such difference in prices, Authorized Participants could default on their obligations to the Trust, or such potential risks and costs could lead Authorized Participants, who would otherwise be willing to purchase or redeem Baskets to take advantage of any arbitrage opportunity arising from discrepancies between the price of the Shares and the price of the underlying bitcoin, to elect to not participate in the Trust’s Share creation and redemption processes. This may adversely affect the arbitrage mechanism intended to keep the price of the Shares closely linked to the price of bitcoin, and as a result, the price of the Shares may fall or otherwise diverge from NAV. If the arbitrage mechanism is not effective, purchases or sales of Shares on the secondary market could occur at a premium or discount to NAV, which could harm Shareholders by causing them to buy Shares at a price higher than the value of the underlying bitcoin held by the Trust or sell Shares at a price lower than the value of the underlying bitcoin held by the Trust, causing Shareholders to suffer losses.

Comment 16 – Risks Associated with Investing in the Trust – The Custodians and Cash Custodian could become insolvent

The Staff notes that “the Trust assets will be commingled with assets of the Custodians’ other customers in an omnibus account.” The Staff also notes your disclosure on page 65 that the “Trust’s HBAR held in the cold storage by the Custodians are held in segregated wallets and therefore are not commingled with the Custodians’ or other customer assets.” Please revise your disclosure to reconcile this discrepancy.

Response to Comment 16

The disclosure referenced in the Staff’s comment has been deleted. The assets held by the Custodian will not be commingled with the assets of other customers of the Custodian or the Custodian’s own proprietary assets.

Comment 17 – The Trust and HBAR Prices – The Pricing Benchmark

The Staff notes your disclosure that the Benchmark Provider and the Sponsor have entered into an Index License Agreement. When available, please disclose the material terms of the agreement, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement.

Response to Comment 17

In accordance with the Staff’s comments, a description of the Index License Agreement has been added to the “Material Contracts” section of the prospectus, and the Index License Agreement has been filed as an exhibit to the registration statement.

Comment 18 – The Trust and HBAR Prices – The Pricing Benchmark

Please revise your disclosure to provide a materially complete description of the benchmark methodology. Please also address the following in your disclosure regarding the benchmark:

●	Include a brief description of each Constituent Exchange, including where they are located and how they are licensed or regulated;

●	Include a table with market share and volume information for each constituent platform used to calculate the HBAR price;

●	Explain how the identified constituent platforms are selected; and

●	Describe the impact that adjustments that may be made to the Index could have on the NAV of the Trust.

Response to Comment 18

The disclosure referenced by the Staff’s comment has been revised to include a materially complete descriptiuon of the benchmark methodology and includes the elements highlighted by the Staff’s comment.

Comment 19 – Additional Information About the Trust – Amendments

Please revise to disclose how and when the Sponsor will notify the Shareholders of material amendments to the Trust Agreement. In addition, and to the extent accurate, please include risk factor disclosure that the Sponsor may in its sole discretion and without Shareholder consent amend or otherwise supplement the Trust Agreement.

Response to Comment 19

With respect to the first sentence of the Staff’s comment, we refer the Staff to the final sentence of the referenced section:

The Trust will notify Shareholders of any amendments to the Trust Agreement in a Prospectus supplement and/or a current report on Form 8-K or in its annual or quarterly reports.

Comment 20 – The Trust’s Service Providers

Once you have entered into material agreements with the Trust’s service providers, please revise to disclose the material terms of each of these agreements, including the term of each agreement and the termination provisions of each agreement.

Response to Comment 20

The Registration Statement has been updated in accordance with the Staff’s comments.

Comment 21 – The Trust’s Service Providers

Please revise your disclosure to discuss the Sponsor’s experience sponsoring exchange traded funds and specifically its experience related to crypto asset markets.

Response to Comment 21

The Registration Statement has been updated in accordance with the Staff’s comments.

Comment 22 – The Trust’s Service Providers – HBAR Trading Counterparties

Please revise to:

●	Describe the approval process of the HBAR Trading Counterparties, including any specific criteria for engagement as a HBAR Trading Counterparty, such as whether the HBAR Trading Counterparty may be an affiliate of the Trust and/or Sponsor; and

●	Disclose the material terms of any agreement you have with the HBAR Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the HBAR Trading Counterparty to participate in cash orders for creations or redemptions.

Response to Comment 22

With respect to the first bullet point of the Staff’s comment, we refer the staff to the following disclosure, which describes the minimum qualifications to serve as a HBAR trading counterparty: “Each of these third parties are, and any other trading counterparty the Trust places orders with in the future will be, subject to U.S. federal and/or state licensing requirements or similar laws in non-U.S. jurisdictions and maintain practices and policies designed to comply with AML and KYC regulations or similar laws in non-U.S. jurisdictions.” In addition, this section has been revised to clarify that none of the HBAR trading counterparties are affiliated with the Sponsor.

With respect to the second buller point of the Staff’s comment, the Sponsor refers the Staff to the following disclosure:

The agreements with the HBAR trading counterparties provide that once the Sponsor determines based on its execution procedures which counterparty to execute a trade with and the Sponsor has placed a trade with a specific counterparty, that counterparty is contractually obligated to settle that trade. The HBAR trading counterparties will have no obligation to participate in cash orders for creations and redemptions.

Comment 23 – Custody of the Trust’s Assets

The Staff notes that “the Sponsor may, in its sole discretion, add or terminate Custodians at any time,” or “change the custodians for the Trust’s HBAR holdings, but it will have no obligation to do so or to seek any particular terms for the Trust from other such custodians.” Please revise to clarify how and when the Sponsor will notify investors of any such decisions.

Response to Comment 23

The referenced disclosure has been modified in accordance with the Staff’s comment to read as follows:

The Trust may change the custodial arrangements described in this Prospectus at any time without advanced notice to Shareholders. To the extent the Trust engages an additional Custodian or there is a change in custodial arrangements deemed material by the Sponsor, the Trust will notify Shareholders in a Prospectus supplement and/or a current report on Form 8-K or in its annual or quarterly reports.

Comment 24 – Custody of the Trust’s Assets – Custody with the Coinbase Custodian

Please revise to disclose the term and termination provisions of the Coinbase Custodial Services Agreement.

Response to Comment 24

The Registration Statement has been updated in accordance with the Staff’s comment.

Comment 25 – Custody of the Trust’s Assets – Custody with the Coinbase Custodian

You state that the Coinbase Custodian’s maximum liability limit for each cold storage address is $100 million. Please revise to disclose whether or not your agreement with the Coinbase Custodian limits the size of each storage address to $100 million.

Response to Comment 25

In accordance with the Staff’s comment, the referenced disclosure has been updated to include the following sentence: “There is no limit on the amount or value of assets that may be held in any cold storage address.”

Comment 26 – Liability and Indemnification – Custodians

The Staff notes your disclosure that the Custodians have limited liability even in the event of fraud. Your disclosure on page 66 states that the Coinbase Custodian’s liability is subject to certain limitations “other than with respect to claims and losses arising from fraud or willful misconduct.” Please revise to reconcile any discrepancies, clarifying whether BitGo’s liability is limited even in the event of fraud.

Response to Comment 26

The description of the material terms of the agreements with the Custodians has been updated and all discrepancies resolved.

*   *   *   *   *   *   *   *

Please call me at (312) 845-3484 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	James Audette, Esq., Chapman and Cutler LLP